Actions Semiconductor Revises Revenue Outlook for the Third Quarter of 2013

ZHUHAI, China, Sept. 20, 2013/PRNewswire/ — Actions Semiconductor Co., Ltd. (ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today announced that it is lowering its revenue guidance for the third quarter of 2013 based on the Company's preliminary review of its anticipated financial performance.

For the third quarter of 2013, Actions expects to report revenue of approximately $17.0 million and gross margin of approximately 34%.  The company's previous guidance for the third quarter of 2013 was for revenue in the range of $19.0 to $21.0 million and gross margin of approximately 34%.  The lower revenue guidance was primarily due to overall demand for white-box tablets below market expectations and slower than anticipated adoption of quad-core solutions in emerging markets.

“Although our third quarter revenue is lower than anticipated, we are excited about the opportunities in emerging markets for our recently introduced dual-core ATM7021 chipset to rapidly gain share at the expense of single-core CPU based SoC. With its powerful, world class GPU and attractive price to performance ratio, we expect ATM7021 to make a meaningful contribution to revenue beginning in the fourth quarter of 2013,” said Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

Additional information for the third quarter will be available when Actions reports its quarterly results in November 2013.  The Company will issue a press release announcing the details of its third quarter conference call closer to the date.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements include statements concerning anticipated revenue and gross margin, outlook for the tablet market, anticipated revenue contribution of new products, expectations that dual-core processors will dominate the market and Actions Semiconductor’s belief that it is positioned to capture some upside from these trends. Actions Semiconductor uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Edward Chen
Compass Investor Relations	Actions Semiconductor
Eketchmere@compass-ir.com	edward@actions-semi.com
+1 310-528-3031	+86-756-3392353*1110